COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

February 14, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia Ultra Short Term Bond Fund	Post-Effective Amendment No. 341 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the Staff of the Securities and Exchange Commission (the Staff) on February 13, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Ultra Short Term Bond Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	If the Fund intends to rely on Rule 30-e3, the legend needs to be added to the front cover.

Response:	The legend has been added to the cover of the prospectus for the definitive filing.

Comment 2:	The Fund’s Principal Risks should be listed in order of significance rather than in alphabetical order. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response:	We are currently re-evaluating in earnest the Columbia Funds’ approach to Principal Risks disclosures in fund prospectuses in connection with the Staff’s Risk Guidance and anticipate addressing such guidance after consideration from a fund complex-wide assessment. We respectfully request additional time to conduct our evaluation; we expect to implement any such changes with funds updating May 1, 2019, which is the largest (by volume) monthly cycle of Columbia Fund annual updates.

Comment 3:	In the second paragraph of the narrative preceding the bar chart and average annual total returns table in Performance Information, the second sentence should also be subject to the exception in the next sentence. Consider tying these sentences together.

Response:	We have determined to revise the disclosure as follows:

The performance of one or more share classes shown in the table below begins before the indicated inception date for such share class. The returns shown for each such share class include the returns of the Fund’s Class Inst3 shares (adjusted to reflect the higher class-related operating expenses of such share classes, where applicable) for periods prior to its inception date. Share classes with expenses that are higher than Class Inst3 shares will have performance that is lower than Class Inst3 shares. Any share class, such as Class A shares, that does not have available performance would have annual returns substantially similar to those of Class Inst3 shares. Except for differences in annual returns resulting from differences in expenses (where applicable), the share classes of the Fund would have substantially similar annual returns because all share classes of the Fund invest in the same portfolio of securities.

Comment 4:	Please specify which classes are being referred to in this sentence under Summary of Share Class Features in the Choosing a Share Class section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge (CDSC), or other asset-based fee for sales or distribution, such as a Rule 12b-1 fee, may be required to pay a commission to the financial intermediary for effecting such transactions.” In the Staff’s view, the American Funds letter does not support this disclosure but should be specific to the classes being offered without these charges. Because all the shares offered by the Fund other than Class A are “clean shares,” the disclosure should be revised to state that.

Response:	While the above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, we do not intend to modify the disclosure, Registrant endeavors to further evaluate an consider the Staff’s comment in this regard.

Comment 5:	Please delete the following disclosure from the third paragraph under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section. The Fund cannot disclaim responsibility. In the Staff’s view, the implication is that because the information is provided based on information from a financial intermediary the Fund is not responsible.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility.

Comment 6:	Delete disclosure throughout the second paragraph under Class A and Class V Shares Front-End Sales Charge Waivers in the Choosing a Share Class – Reductions/Waivers of Sales Charges section that refers to financial intermediaries that have entered into agreements with the Distributor or specify these financial intermediaries.

Response:	We are continuing to consider the Staff’s comment and evaluating internally its scope within an organization as large as Columbia Threadneedle to ensure that any disclosure changes in this regard are appropriately contemplated.

Comment 7:	The Staff requests deletion of all disclosure stating that the information has been provided by the named financial intermediary from Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section as well any italicized language stating that the information. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies.

Response:	The above disclosure has been revised as follows:

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by, the financial intermediaries noted. While the Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies, our representatives are available to you if you have questions about, or can direct you to the financial intermediary if you need help understanding, these financial intermediary-specific policies.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 8:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to political subdivisions in concentration policy D1, the following disclosure was included in other filings with FN *: “Investments in private activity bonds that are backed only by the assets and revenues of a non-governmental issuer are subject to a Fund’s industry concentration policy.” The Staff does not believe that the response previously provided addresses our concern in situations where the private activity security is guaranteed by the state or political subdivision, but the payment of principal and interest are principally the responsibility of the non-governmental entity. The Staff previously provided a comment that “only” should be changed to “principally” in this sentence, for the concentration policy to be acceptable. Otherwise, the statement of additional information should state that the fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:	We are now better understanding the Staff’s position in this regard and, as such, are re-evaluating the Staff’s position (and the Fund’s position in that regard); however, the need to conduct the appropriate due diligence on our end will necessitate that we address the Staff’s comment in a subsequent filing.

Comment 9:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D5, please change “The Fund will consider the concentration policy of any underlying funds” to “The Fund will consider the investments of any underlying funds...”. This explanation should apply to all funds. In the Staff’s view, the fund needs to consider the investment of underlying funds for concentration purposes to the extent it has sufficient information after due inquiry.

Response:	While the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy, we are in the process of re-evaluating the Staff’s position (and the Fund’s position in that regard). For the present, while we re-evaluate the Staff’s position in this regard, to the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 10:	In the footnote “*” associated to the concentration category in the Fundamental Policies section, please delete “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests” and revise to state the Fund “will consider the portfolio positions of underlying funds in which it invests.” The Staff notes the prior response but reiterates the comment as the fund is still not considering the investments of the underlying funds.

Response:	Please see response to Comment 9.

Comment 11:	In Non-Fundamental Policies - Additional Information about Concentration with respect to the disclosure about the Adaptive Retirement and the Multi-Manager Funds, these funds relate to D7 and D1. This should be revised. A fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. The Staff reiterates its position that a fund must consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:	Please see response to Comment 9.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

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